Exhibit (a)(3)

Genentech Announces March 2, 2009 Webcast of Investment Community Meeting

South San Francisco, Calif. – February 23, 2009 – Genentech, Inc. (NYSE:DNA) invites investors, the media and the general public to listen to a live webcast of its investment community meeting in New York. The webcast will begin on Monday, March 2, 2009, at 9:00am Eastern Time. The meeting is expected to last approximately four hours, including a short break. The webcast can be accessed on Genentech’s website at http://www.gene.com and will be available for replay beginning at 6:00pm Eastern Time on March 2, 2009 until at least 8:00pm Eastern Time on March 23, 2009.

About Genentech:

Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines for patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

Important Legal Information

In connection with the tender offer commenced by Roche Investments USA Inc. and Roche Holding Ltd. (“Roche”), Genentech has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genentech’s stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Roche’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that Genentech has filed with the SEC are available at the SEC’s website at www.sec.gov.

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